QSGI INC.
400 Royal Palm Way
Suite 302
Palm Beach, FL  33480

June 18, 2010

Ms. Pizer
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.

RE:  QSGI INC. Comment letter dated May 18, 2010
which was originally sent September 30, 2009

Dear Ms. Pizer:

Attached are responses to your comment letters.  I want to thank you for all of your help in this matter and working with Mr. Cummings to get the issues resolved.  It is my understanding that once the issues and wording are completed to the satisfaction of the SEC, an amended 10K will have to be filed to clear up this case.

In connection with responding to the SEC comments, the Company acknowledges that:
the company is responsible for the adequacy and accuracy of the disclosure in the filings;
staff comments or changes to disclosure in response to staff comments do no foreclose the Commission from taking any action with respect to the filings; and
the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please direct them to me at 561-629-5713 ext 1001 or by fax at 561-629-5716.

Thank you for your help.

Sincerely yours,

/s/Marc Sherman

Marc Sherman

General

1.
We note that your website, www.qsgi.com, is still operational but the information on the website has not been updated to include the most recent information about you.  For example, among other omissions, you have not included any information regarding your bankruptcy filing, your new board composition, your new trading information, and your new reporting modifications.  Please update your website or tell us why this is not appropriate.

As part of the 363 sale process of the Chapter 11 Bankruptcy proceedings, the primary secured lender, Victory Park Capital, provided a credit bid for the company’s assets.  The company’s internet domain name, www.qsgi.com., was included as part of the company assets.  WWW.QSGI.com is currently being operated by an unrelated company, N-1 Technologies, who bought the assets from Victory Park Capital.  The secured lender recently released QSGI INC. of its lien rights which has allowed the company to continue its reorganization efforts.  As part of these efforts, the company is in the process of acquiring QSGIINC.com and intends to supply all information in question on that website.

Form 10-K for the Year Ended December 31, 2008

Item 9A (T) Controls and Procedures, page 34

2.
We note your statement in the subsection entitled, “Evaluation of Disclosure Controls and Procedures,” that your disclosure controls and procedures as of the end of the period covered by this report “were not effective, due to the material weaknesses in internal control over financial reporting described below.”  However, in the subsection entitled, “Management’s Report on Internal Control Over Financial Reporting,” you state that your “management, with the participation of the Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2008, [y]our internal control over financial reporting was effective.”  Please explain why you believe that your disclosure controls and procedures were ineffective based on material weaknesses in your internal control over financial reporting, but that your internal control over financial reporting was effective.  Also please disclose the material weaknesses in your internal control over financial reporting and the actions you have undertaken or plan to undertake, if any, to eliminate the material weaknesses.  We may have further comments upon reading your response and revisions.

One of the updates to the filed 10K did not get properly updated and caused this error.

A revised Item 9A (T) “Evaluation of Disclosure Controls and Procedures” for the 10K is attached

3.
Please disclose whether there were any changes in your internal control over financial reporting that occurred during your fourth fiscal quarter covered by this annual report that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting as required by Item 308 (c) of Regulation S-K.

A revised Item 9A (T) “Evaluation of Disclosure Controls and Procedures” for the 10K is attached.

Exhibits 31.1 and 31.2

4.
Please note that the exact wording of the certification provided in Item 601 (b) (31) of Regulation S-K is required.  For example, we note that you inappropriately include the titles of the individuals signing these certificates in the introductory paragraphs of the certifications you filed with this annual report and with the certifications you filed with your quarterly report on Form 10-Q for the period ended March 31, 2009.  As another example, in this annual report, we note that you have omitted the language regarding your officers’ responsibility for establishing and maintaining your internal control over financial reporting and the reference to Exchange Act Rules 13a-15(f) and 15d-15(f) in the initial part of paragraph 4 and you have omitted paragraph 4.b of the certifications, which are required by item 601(b) (31) of Regulation S-K.

Exhibit 31.1 and 31.2 Completed and revised.  See attached

Please amend your annual report on Form 10-K for the year ended December 31, 2008 to include revised 302 certifications that use the exact wording of the certifications provided in Item 601(b) (31) of Regulation S-K.

Exhibit 31.1 and 31.2 Completed and revised.  See attached

Also, please confirm for us, if true, that the inclusion of the titles of the individuals signing the certifications in your quarterly report on Form 10-Q for the period ended March 31, 2009 was not meant to limit their liability.  Further, please confirm that, in future filings you will revise your 302 certifications to use the exact wording of the certification provided in Item 601(b) (31) of Regulation S-K.

The inclusion of the titles of the individuals signing the certifications in Form 10Q was not meant to limit their liability.  Going forward the titles will not be included.

Signatures, page 49

5.
Your document must be signed by your principal executive officer, your principal financial officer, your principal accounting officer or comptroller, and a majority of your directors, or your document must be signed by persons performing similar functions.  See General Instruction D (2) (a) of Form 10-K.  Please have your principal executive officer, your principal financial officer, your principal accounting or comptroller and a majority of your directors sign the document and indicate which individuals hold these titles.  If one of the individuals who signed the document holds more than one of these titles, please include all of the individual’s titles below the signature.

The CFO was also the principle accounting officer.  The 10K signature page was changed. See attached

Form 10-Q for the Period Ended March 31, 2009

Item 4.  Controls and Procedures, Page 19

6.
 Based upon your current report on Form 8-K filed on May 7, 2009, on May 6, 2009, Eric Nelson replaced Edward L. Cummings as your Chief Financial Officer and Mr. Cummings became your Vice President of Finance and Comptroller.  In this regard, we note your statement that it is the responsibility of your Chief Executive Officer and your Vice President of Finance to ensure that your disclosure controls and procedures are effective.  Also, we note that the certification you filed as Exhibit 31.2 to your quarterly report on Form 10-Q for the period ended March 31, 2009 was signed by Mr. Cummings on May 14, 2009.  Item 307 of Regulation S-K requires that you disclose the conclusions of you principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures.  Similarly, the certifications required by Rules 13a-14(a) or 15d-14(a) under the Exchange Act must be signed by your principal executive officer and principal financial officer, or persons performing similar functions.

Therefore, if true, please confirm for us that Mr. Cummings was either your principal financial officer or he was performing similar functions.  If you cannot confirm that Mr. Cummings was your principal financial officer or that he was performing similar functions as your principal financial officer, please provide Mr. Nelson’s conclusion regarding the effectiveness of your disclosure controls and procedures at the end of the period covered by the report and a signed Exhibit 31.2 certification from Mr. Nelson.  We may have further comment upon reading your response or your revisions.

In response to the above comment, during the quarter ended March 31, 2009, Mr. Cummings was the Company’s Chief Financial Officer and became the Vice President of Finance on May 6, 2009 when Mr. Nelson was hired.  During the first quarter of 2009 and April 2009, Mr. Cummings was the CFO and then changed titles in May, 2009.   As such, Mr. Cummings signed the 10Q using his new title of Vice President of Finance when the document was filed.

7.
We note the last sentence in this subsection in which you state that your Chief Executive Officer and your Vice President of Finance concluded that your disclosure controls and procedures are effective.  However, based on the language you use in the rest of the subsection, it is unclear whether these individuals have concluded that, in fact, you disclosure controls and procedures were effective as of the end of the period covered by the report.  Therefore, please revise this entire subsection to state in clear and unqualified language, the conclusions reached by your principal executive officer and principal financial officer, or persons performing similar functions, regarding whether your disclosure controls and procedures are effective as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.

Item 4 – 10Q Controls and Procedures has been re-written taking this into account.  See attached

8.
In this regard, the definition you provide of disclosure controls and procedures in the first paragraph of this subsection in incorrect.  Currently, you state that you “maintain disclosure controls and procedures designed to provide reasonable assurance that material information, both financial and non-financial, and other information required under the securities laws to be disclosed is identified and communicated to senior management on a timely basis,” and that your disclosure controls and procedures “include mandatory communication of material events, automated accounting processing and reporting, management review of monthly results and an established system of internal controls.”  Instead, if true, please state that your disclosure controls and procedures are designed to ensure that information required to be disclose by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified by our rules and forms, and that your disclosure controls and procedures are designed also to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including you principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rules 13a-15(e) or 15d-15(e).

Item 4 – 10Q Controls and Procedures has been re-written taking this into account.  See attached.

9.
Also, we note your statements that your disclosure controls and procedures were designed to provide reasonable assurance that they meet their objectives, and we note your discussion of the meaning of this reasonable assurance level in the second paragraph of this subsection.  If true, please disclose that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at this reasonable assurance level.  In the alternative, please remove your references to and discussion of reasonable assurance as it related to disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Item 4 – 10Q Controls and Procedures has been re-written taking this into account.  See attached.

10.
Finally, we note your statement in the third paragraph of this subsection in which you state that the “evaluation of Disclosure Controls included a review of the controls’ objectives and design, [y]our implementation of the controls and the effect of the controls on the information generated for use in this Form 10-Q.”  Please state, if true, that management’s evaluation of your disclosure controls and procedures is consistent with the evaluation required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act and your disclosure in this paragraph is not intended to limit management’s liability with respect to this evaluation.  Alternatively, please remove this paragraph.

Item 4 – 10Q Controls and Procedures has been re-written taking this into account.  See Attached.

Changes in Internal Control Over Financial Reporting.  Page 20

11.
In this subsection, you state that there have been no changes to your internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  However, in the prior subsection, you state that your “efforts to strengthen financial and internal controls continue” and that there have been no “significant” changes in your “internal controls, or in other factors, which would significantly affect these controls subsequent to the date of evaluation.”  In future filings, please omit these statements and state clearly that, if true, there were changes in your internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, you internal control over financial reporting and disclose those changes.

Item 4 – 10Q Controls and Procedures has been re-written taking this into account.  See attached.

Item 9A (T).    Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We have established a system of disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 (“Exchange Act”), is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.  An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) was performed as of the end of the period covered by this annual report. This evaluation was performed under the supervision and with the participation of management, including our CEO and CFO.
Based upon that evaluation, our CEO and CFO have concluded that these disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as such rule is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on our evaluation funder the framework in “Internal Control – Integrated Framework,” our management concluded that our internal control over financial reporting was effective as of December 31, 2008

Our Board of Directors were advised by Morison Cogen LLP., our independent registered public accounting firm, that during their performance of the audit for the year ended December 31, 2008, they did not identify any material weaknesses in our internal control over financial reporting.

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

No Attestation of Registered Public Accounting Firm

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

EXHIBIT 31.1

CERTIFICATION

I, Marc Sherman, certify that:

1.	I have reviewed this Annual Report on Form 10-K for the year ended December 31, 2008 of QSGI INC.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4.
The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d- 15(f) for the Registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c)
Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5.
The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: March 30, 2009	/s/ Marc Sherman
Marc Sherman Chairman and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Edward L. Cummings, certify that:

1.	I have reviewed this Annual Report on Form 10-K for the year ended December 31, 2008 of QSGI INC.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4.
The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d- 15(f) for the Registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c)
Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5.
The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: March 30, 2009	/s/ Edward L. Cummings
Edward L. Cummings Chief Financial Officer and Treasurer

EXHIBIT 31.1

CERTIFICATION

I, Marc Sherman, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 of QSGI INC.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4.
The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d- 15(f) for the Registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c)
Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5.
The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: May 14, 2009	/s/ Marc Sherman
Marc Sherman Chairman and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Edward L. Cummings, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 of QSGI INC.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4.
The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d- 15(f) for the Registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c)
Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5.
The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: May 14, 2009	/s/ Edward L. Cummings
Edward L. Cummings Vice President of Finance Chief Accounting Officer

PART IV

Item 15.                      Exhibits and Financial Statements

Exhibits
See List of Exhibits filed as part of this Report on Form 10-K.

The financial statements listed below appear immediately after page 51.

Report of Independent Registered Public Accounting Firm	F-1 – F-2
Financial Statements
Balance Sheet	F-3 – F-4
Statement Of Operations	F-5
Statement Of Stockholders’ Equity	F-6
Statement Of Cash Flows	F-7 – F-8
Notes To Financial Statements	F-9 – F-42

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QSGI INC. (Registrant)
Dated: March 30, 2009	By:	/s/ Marc Sherman
Marc Sherman
Chief Executive Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Marc Sherman Marc Sherman	Chairman of the Board, and Chief Executive Officer	March 30, 2009

/s/ Edward L. Cummings Edward L. Cummings	Chief Financial Officer, & Treasurer & Chief Accounting Officer	March 30, 2009

/s/ Robert W. VanHellemont Robert W. VanHellemont	Director	March 30, 2009

/s/ Geoffrey A. Smith Geoffrey A. Smith	Director	March 30, 2009

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We have established a system of disclosure controls and other procedures that are designed to ensure that information relating to the Company, which is required  to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 (“Exchange Act”), is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, in a timely fashion.  An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) was performed as of the end of the period covered by this quarterly report. This evaluation was performed under the supervision and with the participation of management, including our CEO and CFO.

Based upon that evaluation, our CEO and CFO have concluded that these disclosure controls and procedures were effective.

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.